                                     LOGO OF
                            AETERNA LABORATORIES INC.


--------------------------------------------------------------------------------
NOTICE OF ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS
AND
MANAGEMENT PROXY CIRCULAR
--------------------------------------------------------------------------------



                                                       AETERNA LABORATORIES INC.










April 5, 2001

                                     LOGO OF
                            AETERNA LABORATORIES INC.


                    NOTICE OF THE ANNUAL AND SPECIAL MEETING
                                 OF SHAREHOLDERS

         NOTICE IS HEREBY GIVEN that the annual and special meeting of shareholders of AEterna Laboratories Inc. (the "Corporation") will be held at The Ritz-Carlton Hotel, 1228 Sherbrooke Street West, Montreal, Quebec, on Wednesday, May 23, 2001, at 11:00 a.m. (Montreal time) for the following purposes:

1. to receive the financial statements of the Corporation for the financial year ended December 31, 2000, and the auditors' report thereon;

2.       to elect directors;

3. to appoint auditors and authorize the directors to fix their compensation;

4. to ratify and approve amendments to the Stock Option Plan of the Corporation; and

5.       to consider any other item which may properly come before the meeting.

         Enclosed is a copy of the 2000 Annual Report of the Corporation including the financial statements and the auditors' report thereon, together with the Management Proxy Circular and a Form of Proxy.

By Order of the Board of Directors,




Claude Vadboncoeur
Vice President, Legal Affairs and Corporate Secretary

Quebec, Quebec, April 5, 2001

         SHAREHOLDERS UNABLE TO ATTEND THE MEETING ARE REQUESTED TO COMPLETE AND SIGN THE ENCLOSED FORM OF PROXY AND RETURN IT IN THE STAMPED ENVELOPE PROVIDED. TO BE VALID, PROXIES MUST REACH THE OFFICE OF GENERAL TRUST OF CANADA, 1100 UNIVERSITY STREET, 9TH FLOOR, MONTREAL, QUEBEC, H3B 2G7, NO LATER THAN AT THE CLOSE OF BUSINESS ON THE LAST BUSINESS DAY PRECEDING THE DATE OF THE MEETING OR ANY ADJOURNMENT THEREOF.

         AETERNA LABORATORIES INC., 1405 BOULEVARD DU PARC-TECHNOLOGIQUE, QUEBEC, QUEBEC, G1P 4P5

                            MANAGEMENT PROXY CIRCULAR


1.       SOLICITATION OF PROXIES

         THIS CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION, BY THE MANAGEMENT OF AETERNA LABORATORIEs INC. (THE "CORPORATION"), OF PROXIES TO BE USED AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF THE CORPORATION (THE "MEETING"), TO BE HELD ON WEDNESDAY, MAY 23, 2001, AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE NOTICE OF MEETING OR ANY ADJOURNMENT THEREOF.

         Unless otherwise indicated, the information contained in this Circular is given as of March 9, 2001.

         The solicitation will be conducted primarily by mail; some proxies may also be solicited directly in the case of directors, officers or employees of the Corporation, but without further compensation. The Corporation may also reimburse brokers and other persons holding Multiple Voting Shares or Subordinate Voting Shares on their behalf or on behalf of nominees, for costs incurred in sending the proxy documents to principals and to obtain their proxies. The Corporation will assume the cost of solicitation, which should be minimal.


2.       APPOINTMENT OF PROXYHOLDERS

         THE PERSONS NAMED AS PROXYHOLDERS IN THE ENCLOSED FORM OF PROXY ARE DIRECTORS OR OFFICERS OF THE CORPORATION. A SHAREHOLDER MAY APPOINT A PERSON OTHER THAN THE PERSONS INDICATED IN THE SAID FORM TO ACT AS HIS/HER PROXYHOLDER. TO DO SO, THE SHAREHOLDER MUST WRITE THE NAME OF SUCH PERSON IN THE APPROPRIATE SPACE ON THE FORM OF PROXY. In order to ensure they are counted, completed proxies must be received at the office of General Trust of Canada, 1100 University Street, 9th Floor, Montreal, Quebec, H3B 2G7, no later than at the close of business on the last business day preceding the date of the Meeting or any adjournment thereof, or they may be delivered to the Chairman at the Meeting or at any adjournment thereof. A person acting as proxyholder need not be a shareholder of the Corporation.


3.       REVOCATION OF PROXIES

         A shareholder giving a proxy may revoke it at all times by a document signed by him or by a proxyholder authorized in writing or, if the shareholder is a corporation, by a document signed by an officer or a proxyholder duly authorized, given to the Secretary of the Corporation at 1405 boulevard du Parc-Technologique, Quebec, Quebec, G1P 4P5, until the last business day, inclusively, preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or to the Chairman of such meeting on the day of the Meeting or any adjournment thereof.


4.       VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

         The shares conferring voting rights at the Meeting are the Multiple Voting Shares and the Subordinate Voting Shares. Each Multiple Voting Share confers the right to 10 votes and each Subordinate Voting Share confers the right to one vote. On March 9, 2001, there were 4,852,723 Multiple Voting Shares and 25,254,933 Subordinate Voting Shares outstanding.

         Holders of Multiple Voting Shares and Subordinate Voting Shares entered on the list of shareholders compiled at the close of business (Montreal time), on April 17, 2001 (the "Record Date"), will have the right to vote at the Meeting or at any adjournment thereof if they are present or represented by a proxyholder. Assignees of Multiple Voting Shares or Subordinate Voting Shares, as the case may be, acquired after the Record Date, are authorized to exercise the voting rights attached to such shares at the Meeting or at any adjournment thereof provided they produce duly endorsed certificates representing such shares or prove their title to such shares in another manner and request, at least 10 days prior to the date of the Meeting, that their names be included on the list of shareholders entitled to receive the Notice of Meeting, as such list is compiled on the Record Date.

         To the knowledge of the directors and officers of the Corporation, the only person who is beneficial owner of, directly or indirectly, or exercise power or control over shares conferring more than 10% of the voting rights attached to the issued and outstanding shares of the Corporation is:


NAME OF SHAREHOLDER    SUBORDINATE VOTING SHARES    MULTIPLE VOTING SHARES    TOTAL PERCENTAGE OF
                                                                                 VOTING RIGHTS
-------------------    -------------------------    ----------------------    -------------------
                           (#)           (%)          (#)            (%)              (%)
Eric Dupont
Saint-Nicolas,
Quebec..........          8,000           -         4,850,623        99.96           65.75


5.       PRESENTATION OF THE FINANCIAL STATEMENTS

         The Annual Report including the financial statements of the Corporation for the year ended December 31, 2000 and the Auditors' report thereon will be submitted to the meeting.


6.       EXERCISE OF VOTING RIGHTS BY PROXIES

         The persons named as proxies will vote or withhold from voting the shares in respect of which they are appointed or vote for or against any particular question, in accordance with the direction of the shareholders appointing them. IN THE ABSENCE OF SUCH DIRECTION, SUCH SHARES WILL BE VOTED IN FAVOUR OF ALL MATTERS IDENTIFIED IN THE ATTACHED NOTICE OF MEETING. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and to other matters which may properly come before the Meeting. At the time of printing of this Circular, the Management of the Corporation knows of no such amendment, variation or other matter expected to come before the Meeting other than the matters referred to in the Notice of Meeting.


7.       ELECTION OF DIRECTORS

         The articles of the Corporation set out that the Board of Directors shall be composed of no fewer than 5 and no more than 15 directors. Directors are elected annually. Management of the Corporation will propose the election of seven directors for the current year. The mandate of each of them expires upon the election of his/her successor unless the director resigns or his/her position becomes vacant as a result of death, removal or another reason.

         According to a shareholders' agreement entered into between the Fonds de solidarite des travailleurs du Quebec (F.T.Q.) (the "Fonds"), Mr. Eric Dupont, Mr. Luc Dupont and the Corporation on

November 12, 1999, the Fonds has been granted the right to designate one director for as long as the Fonds holds 499,999 Subordinate Voting Shares of the Corporation.

         UNLESS INSTRUCTIONS ARE GIVEN TO ABSTAIN FROM VOTING WITH REGARD TO THE ELECTION OF DIRECTORS, THE PERSONS WHOSE NAMES APPEAR ON THE ENCLOSED FORM OF PROXY WILL VOTE IN FAVOUR OF THE ELECTION OF THE SEVEN NOMINEES WHOSE NAMES ARE SET OUT HEREINBELOW. MANAGEMENT OF THE CORPORATION DOES NOT FORESEE THAT ANY OF THE FOLLOWING NOMINEES LISTED BELOW WILL BE UNABLE OR, FOR ANY REASON, UNWILLING TO PERFORM HIS/HER DUTIES AS DIRECTOR. IN THE EVENT THAT THE FOREGOING OCCURS FOR ANY REASON, PRIOR TO THE ELECTION, THE PERSONS INDICATED ON THE ENCLOSED FORM OF PROXY RESERVE THE RIGHT TO VOTE FOR ANOTHER CANDIDATE OF THEIR CHOICE UNLESS OTHERWISE INSTRUCTED BY THE SHAREHOLDER IN THE FORM OF PROXY TO ABSTAIN FROM VOTING IN THE ELECTION OF DIRECTORS.

  NAME AND PLACE OF                                                  DIRECTOR             NUMBER AND
      RESIDENCE                       PRINCIPAL OCCUPATION            SINCE          CLASS OF SHARES HELD
------------------------         --------------------------------    --------   --------------------------------
Marcel Aubut (1)                 Managing Partner                      1996     13,500 Subordinate Voting Shares
Sillery, Quebec                  Heenan Blaikie Aubut  (law firm)

Stormy Byorum (4)                Managing Partner                      2001     -------
New York, NY                     Violy, Byorum & Partners

Eric Dupont, PhD (2)             Chairman of the Board, President      1991     4,850,623 Multiple Voting Shares
Saint-Nicolas, Quebec            and Chief Executive Officer                    8,000 Subordinate Voting Shares
                                 AEterna Laboratories Inc.

Jean-Claude Gonneau              General Manager                       1995     140,626 Subordinate Voting
Louveciennes, France             SG Cowen, Paris                                Shares

Pierre Lassonde                  President and Co-Chief Executive               93,750 Subordinate Voting Shares
Toronto, Ontario                 Officer                               1997
                                 Franco-Nevada Mining
                                 Corporation Limited

Pierre Laurin (1) (2) (3)        Executive in Residence
Verdun, Quebec                   Ecole des Hautes Etudes               1998     -------
                                 Commerciales (HEC)

Pierre MacDonald (1) (2) (5)     President and Chief Executive         2000     4,500 Subordinate Voting Shares
Verdun, Quebec                   Officer
                                 MacD Consult Inc.


(1)  Member of the Audit Committee
(2)  Member of the Corporate Governance Committee
(3) During the past five years, Mr. Laurin has been in the employment of Merrill Lynch Canada in several executive capacities, including that of Vice Chairman of the Board and President, Quebec.
(4) For the last five years, Ms. Byorum has been the Managing Partner of Violy, Byorum & Partners of New York, a strategic advisory and investment banking firm focused on Latin America that she co-founded in 1996.
(5) For the last five years, Mr. MacDonald has acted as President and Chief Executive Officer of MacD Consult Inc., a consulting firm in finance and international marketing.


         The Corporation does not have any direct information concerning shares beneficially owned by the above-mentioned persons or concerning shares over which such persons exercise control or direction. This information was provided by the directors and nominees individually.

8.       EXECUTIVE COMPENSATION

A.       COMPENSATION OF DIRECTORS

         The outside directors have been granted 5,000 stock options by the Corporation to purchase Subordinate Voting Shares as an annual retainer for the year 2000. These options are governed by the Corporation's Stock Option Plan. Further to a revision of its directors' remuneration policy, the Corporation has also granted to each of its outside directors 15,000 stock options as an annual retainer for the years 2001, 2002 and 2003. The outside directors have not received any attendance fee for Board or Committee meetings during the year 2000 but will receive, as of January 1, 2001, an attendance fee of $2,000 for each attended Board meeting. This fee shall be reduced to $500 per meeting when a director participates by telephone, teleconference or any other telecommunication device. Committee chairpersons shall receive an additional annual retainer of $5,000, effective January 1, 2001, and an attendance fee of $1,000 shall be paid to each outside director attending Committee meetings, such fee being reduced to $500 for participation by telephone or by any other telecommunication device.

B.       COMPENSATION OF EXECUTIVE OFFICERS

         The table below shows detailed information on the compensation of the Chairman of the Board, President and Chief Executive Officer in 2000 as well as the four other most highly compensated executive officers (collectively, the "Named Executive Officers"), whose salaries and bonuses awarded exceeded $100,000 in 2000. The compensation is applicable to the 2000, 1999 and 1998 financial years.

         The aggregate amount of cash compensation paid by the Corporation to the Corporation's eight executive officers in consideration of services rendered during the last financial year of the Corporation ended December 31, 2000 was $1,938,233.

                         SYNOPTIC TABLE OF COMPENSATION

                                        ANNUAL COMPENSATION               LONG-TERM COMPENSATION
                                   ---------------------------------------------------------------------
                                                                             AWARDS            PAYOUTS
                                                                  --------------------------------------
                                                                  SECURITIES
                                                         OTHER       UNDER
                                                         ANNUAL     OPTIONS/     SUBORDINATE
    NAME AND PRINCIPAL                                   COMPEN-      SARS      VOTING SHARES     LTIP     ALL OTHER
        OCCUPATION         YEAR    SALARY      BONUS     SATION     GRANTED       OR UNITS       PAYOUTS    BENEFITS
    ------------------     ----    ------      -----     ------     -------     -------------    -------   ---------
                                     ($)         ($)      ($)         (#)            ($)           ($)         ($)


  Eric Dupont, PhD         2000    245,833    100,000      -           -              -             -           -
  Chairman of the Board,   1999    175,000     50,000      -           -              -             -           -
  President and Chief      1998    175,000     50,000      -           -              -             -           -
  Executive Officer

                           ----    -------    -------    ------     -------     -------------    -------   ---------
  Luc Dupont               2000    150,000    100,000(1)   -           -              -             -           -
  Executive Vice           1999    150,000     50,000      -           -              -             -           -
  President                1998    150,000     50,000      -           -              -             -           -
                           ----    -------    -------    ------     -------     -------------    -------   ---------

  Yves Rosconi             2000    245,833     91,667      -        50,000            -             -        50,000
  Senior Vice President    1999     90,909        -        -       150,000            -             -           -
  and Chief Operating
  Officer
                           ----    -------    -------    ------     -------     -------------    -------   ---------

  Claude Hariton, PhD      2000    186,900     55,000      -           -              -             -           -
  Vice President,          1999    142,500     55,000      -       100,000            -             -           -
  Clinical and
  Regulatory Affairs
                           ----    -------    -------    ------     -------     -------------    -------   ---------

  Dennis Turpin            2000    150,000     50,000      -           -              -             -           -
  Vice President and       1999    150,000     50,000      -           -              -             -           -
  Chief Financial Officer  1998    123,542     25,000      -           -              -             -           -
                           ----    -------    -------    ------     -------     -------------    -------   ---------


(1) Half of this bonus was assumed by the Corporation and half by a 63.6% owned subsidiary, Atrium Biotechnologies Inc.


C.       STOCK OPTION PLAN

         The Corporation has established a stock option plan for the directors, executive officers, employees, members of the Scientific Board and persons providing continuous services to the Corporation (the "Plan") in order to attract and retain these persons, who will be motivated to work toward ensuring the Corporation's success. The Board has full and complete authority to interpret the Plan and to establish the rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the Plan, provided that such interpretations, rules, regulations and determinations are consistent with the rules of all stock exchanges on which the securities of the Corporation are then traded and with all relevant securities legislation. Subject to regulatory approval, the Board may, at any time, amend, suspend or terminate the Plan in whole or in part. Eligibility for the Plan will be determined by the Board of Directors or the Corporate Governance Committee, as the case may be.

         All of the options that are granted under the Plan may be exercised within a maximum period of 10 years following the date of their grant. The Board of Directors or the Corporate Governance Committee, as the case may be, designates, in its discretion, the option recipients to whom the stock options are granted and determines the number of Subordinate Voting Shares covered by each of such options, the grant date, the exercise price of each option, the expiry date and any other question relating thereto, in each case in accordance with the applicable legislation of the securities regulatory authorities. The price at which the Subordinate Voting Shares may be purchased may not be lower than the reported closing price for the shares on The Toronto Stock Exchange, on the last trading day preceding the date of grant of the option, or, failing this, than the reported closing price for the shares on any other organized exchange on which the shares are primarily traded, on the last trading day preceding the date of grant. Any option issued is non-transferable.

         The maximum number of Subordinate Voting Shares that are issuable under the Plan shall not exceed 2,848,328 shares. The maximum number of Subordinate Voting Shares that may be optioned in favour of any individual shall not exceed 5% of the number of outstanding shares.

         On February 23, 2001, the directors of the Corporation passed a resolution modifying the Plan by increasing the maximum number of Subordinate Voting Shares that are issuable under the Plan, the whole as more fully described in this Circular under item 14 entitled "Modification to the Stock Option Plan". The confirmation of this modification by the shareholders of the Corporation is solicited by this Management Proxy Circular.

OPTIONS GRANTED DURING THE LAST FINANCIAL YEAR

         The following table indicates the individual grants of securities to the Named Executive Officers during the financial year ended December 31, 2000. The aggregate number of Subordinate Voting Shares covered by options granted during that period was 350,655 at prices varying from $9 to $14.35 per share, increasing to 2,379,548 the total number of shares covered by options granted and outstanding pursuant to the Plan at December 31, 2000. This total excludes the number of options granted and outstanding pursuant to another plan called the "Individual Plan", which was instituted before the establishment of the Plan. This number of options is 262,043, increasing the total number of outstanding options of the Corporation at December 31, 2000 to 2,641,591. During the financial year ended December 31, 2000, 604,996 options were exercised at prices varying from $3.75 to $9.80.


                                                % OF TOTAL     EXERCISE PRICE     MARKET VALUE
                         SECURITIES UNDER    OPTIONS GRANTED   OR BASIC PRICE    OF SECURITIES
             NAME         OPTIONS GRANTED    DURING FINANCIAL     PER SHARE        UNDERLYING     EXPIRATION DATE
                                                   YEAR                          OPTIONS ON THE
                                                                                 DATE OF GRANT
--------------------     ----------------    ----------------  --------------    --------------   ---------------
                                (#)                (%)         ($ / SECURITY)    ($ / SECURITY)
Eric Dupont, PhD                nil                nil               nil              nil               Nil
Luc Dupont                      nil                nil               nil              nil               nil
Yves Rosconi                  50,000              14.26             13.95            13.95         July 19, 2005
Claude Hariton, PhD             nil                nil               nil              nil               nil
Dennis Turpin                   nil                nil               nil              nil               nil


OPTIONS EXERCISED DURING THE LAST FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

         The following table summarizes for each of the Named Executive Officers the number of shares acquired on options exercised, if any, during the financial year ended December 31, 2000, the aggregate value realized upon exercise, the total number of shares covered by unexercised options, if any, held at December 31, 2000, and the value of such unexercised options as at the same date.


         NAME             SECURITIES ACQUIRED ON    AGGREGATE VALUE    UNEXERCISED OPTIONS AT      VALUE OF UNEXERCISED
                                 EXERCISE              REALIZED                FY-END            IN-THE-MONEY OPTIONS AT
                                                                                                        FY-END(1)
--------------------      ----------------------    ---------------    ----------------------    -----------------------
                                    #                     ($)                     #                        ($)
                                                                             EXERCISABLE /             EXERCISABLE /
                                                                             UNEXERCISABLE             UNEXERCISABLE
Eric Dupont, PhD                   nil                    nil                  243,200 / -              1,610,790 / -
Luc Dupont                         nil                    nil                  243,200 / -              1,610,790 / -
Yves Rosconi                       nil                    nil             50,000 / 150,000          300,000 / 600,000
Claude Hariton, PhD                nil                    nil              51,000 / 49,000          291,550 / 293,450
Dennis Turpin                     30,000                176,035                115,000 / -                651,500 / -


D.       REPORT OF THE CORPORATE GOVERNANCE COMMITTEE ON EXECUTIVE COMPENSATION

COMPOSITION OF THE COMMITTEE

         At December 31, 2000, the Corporate Governance Committee (the "Committee") was composed of:

         Dr. Eric Dupont, Mr. Pierre Laurin and Mr. Pierre MacDonald.

(1) The value of an unexercised in-the-money option at financial year-end is the difference between the exercise price of the option and the closing price of Subordinate Voting Shares on The Toronto Stock Exchange at December 31, 2000, namely $10.95 per share. These values have not been and may never be realized. The options have not been and may never be exercised; and actual gains, if any, upon exercise will depend upon the value of the Subordinate Voting Shares on the date of the exercise. There can be no assurance that these values will be realized. Values of unexercised options are based on the exercise prices varying from $3.75 to $7.75, as applicable at the specific grant dates.

MANDATE OF THE COMMITTEE

         This Committee of the Board of Directors of the Corporation, which was formed on May 16, 1996, is entrusted with examining matters related to the appointment and compensation of executive officers of the Corporation, including that of the Chairman of the Board, President and Chief Executive Officer, in view of making recommendations to the Board. The Committee also reports to the Board on options awarded. It reviews the composition of the Board and of its Committees and proposes and recommends candidates for election or appointment to the Board. Finally, the Committee is responsible for examining the terms and conditions of the aggregate compensation plans of the Corporation and to verify the competitiveness thereof in relation to companies carrying on activities similar to those of the Corporation.

EXECUTIVE COMPENSATION POLICY

         An aggregate compensation policy has been established to acknowledge and reward the contributions of the executive officers to the Corporation's success and to ensure competitive compensation, in order that the Corporation may benefit from the expertise required to pursue its objectives.

         In accordance with this policy, the compensation of the officers is based on three principal elements: the basic salary, the performance bonuses and the award of stock options. The Corporation intends to pay a competitive aggregate compensation that includes an incentive related to the obtainment of corporate results in addition to a basic salary in accordance with a reference market. The incentive compensation is granted on the basis of criteria approved by the Committee.

SHORT-TERM INCENTIVE COMPENSATION

         The short-term incentive plan sets out the allocation of incentive awards based on the financial results and the achievement of the strategic objectives of the Corporation. These objectives are set at the beginning of each financial year as part of the revision of corporation strategies.

         In the case of the executive officers, the incentive awards may vary in accordance with the attainment of financial and strategic objectives, which may increase if the Corporation exceeds its objectives.

LONG-TERM COMPENSATION OF EXECUTIVE OFFICERS

         The long-term component of the officers' aggregate compensation is exclusively based on the Corporation's Stock Option Plan. This Plan permits the granting of a number of options that varies in accordance with the contribution of the officers and their responsibilities.

CONTROL AND REVISION OF THE COMPENSATION PLAN

         The Corporate Governance Committee must ensure that the compensation of the officers is consistent with the aggregate compensation policy of the Corporation. The relative situation of the Corporation with regard to compensation is determined annually by means of studies, in respect of a reference market, composed of comparable businesses. Internal equity analyses are also conducted in order to make the required adjustments.

COMPENSATION OF THE CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER

         The compensation of the Chairman of the Board, President and Chief Executive Officer is governed pursuant to an individual contractual agreement. On October 23, 1993, Dr. Eric Dupont signed an exclusive contract agreement with the Corporation having an initial term of five years and renewable annually thereafter. This contract included a non-competition clause in favour of the Corporation.

CONCLUSION

         In accordance with the executive compensation policy, a significant portion of the compensation of the executive officers is related to the performance of the Corporation, the responsibilities inherent in their duties and, in particular, the performance of the shares and their long-term appreciation. The Corporate Governance Committee reviews the compensation programs of the executive officers annually in order to ensure their competitiveness and compliance with the objectives, values and strategies of the Corporation.

         If the circumstances so require, the Committee may recommend employment conditions that are different from the policies in effect as well as the execution of non-standard employment contracts by the Corporation.

         By the Corporate Governance Committee:

         Eric Dupont
         Pierre Laurin
         Pierre MacDonald


9.       INDEBTEDNESS OF DIRECTORS AND  OFFICERS

         As at March 9, 2001, the directors and officers of the Corporation did not owe the Corporation any amount in respect of the purchase of securities of the Corporation or otherwise.


10.      PERFORMANCE GRAPH

         On December 31, 2000, the closing price of the Subordinate Voting Shares on The Toronto Stock Exchange was $10.95 per share. The following graph shows the cumulative return of a $100 investment in Subordinate Voting Shares of the Corporation, made on the day of the listing of the AEterna shares on the Montreal Exchange and The Toronto Stock Exchange, December 19, 1995, compared with the total return of the "TSE 300" index for each financial year shown on this graph.

                                   [graphic]


11.      CORPORATE GOVERNANCE

BACKGROUND

         The Board of Directors of the Corporation considers good corporate governance to be important to the effective operations of the Corporation. At its meeting of May 16, 1996, the Corporation's Board of Directors formed a Corporate Governance Committee. This Committee makes recommendations regarding the compliance of the Corporation's practices with the guidelines adopted by The Toronto Stock Exchange (the "Guidelines") and oversees disclosure obligations related thereto.

         The following disclosure sets out the Corporation's corporate governance practices, which comply with the Guidelines unless specifically noted otherwise.

ROLE AND RESPONSIBILITIES OF THE BOARD

         The Board oversees the conduct and supervises the management of the business and affairs of the Corporation pursuant to the powers vested in it by the CANADA BUSINESS CORPORATIONS ACT and in accordance with the requirements of the said ACT. The Board meets regularly to consider particular issues or conduct specific reviews whenever deemed appropriate.

         Prior to the beginning of each financial year, the Board receives and approves the annual budget and the strategic objectives of the Corporation, which are submitted to it by Management. In addition to matters requiring the Board's approval pursuant to the Act or the Corporation's Articles and by-laws, significant matters such as those related to the annual budget, strategic investments, as well as capital and operating expenditures exceeding a certain threshold of materiality are submitted to the Board. Responsibilities and authority for other matters have been delegated to Management, with the exception of the powers delegated to the Audit Committee and the Corporate Governance Committee. There have been eight meetings of the Board in 2000.

COMPOSITION OF THE BOARD

         The Board is currently composed of seven directors, thereby enabling it to conduct its meetings and take decisions effectively and efficiently. However, during the year, in order to improve the Board's efficiency, directors may recruit and appoint one or more additional directors who will remain in office for a period ending no later than at the next annual meeting provided that the total number of directors so appointed does not exceed one-third of the number of directors elected at this annual meeting. Six directors, representing a majority, are "unrelated directors" defined in the Guidelines as directors who are independent of Management and free of any interest and any business or other relationship which would, or could reasonably, be perceived to materially interfere with the directors' ability to act in the Corporation's best interest. The Chairman of the Board, President and Chief Executive Officer of the Corporation is the only director considered to be "related". Although the Corporation has large shareholders among its shareholders, the composition of the Board of Directors reflects fairly the interests of the Corporation's minority shareholders.

COMMITTEES

         The Audit Committee reviews the Corporation's annual and interim financial statements before they are approved by the Board, oversees management reporting on internal audits and controls and reviews the comments of the external auditors regarding internal control procedures. It is composed of three directors, all outside and unrelated. The Committee consists of Messrs. Marcel Aubut, Pierre Laurin and Pierre MacDonald.

         The Corporate Governance Committee is composed of 3 directors including 2 who are outside and unrelated. The mandate of the Corporate Governance Committee is to develop and monitor the Board's corporate governance practices, to propose nominees annually for election to the Board as well to make recommendations as to the composition of the committees of the Board, to review the functioning of the Board and the powers, mandates and performance of the committees and to review annually the compensation of the directors. The Committee is composed of Dr. Eric Dupont, Mr. Pierre Laurin and Mr. Pierre MacDonald.

         The Corporate Governance Committee also examines and recommends to the Board of Directors general compensation policies regarding salaries, bonuses and other forms of compensation for the directors and executive officers of the Corporation.

OTHER MEASURES OF CORPORATE GOVERNANCE

         The Board of Directors does not see fit at this time to create all the committees recommended by the Guidelines or to formally adopt job descriptions or corporate objectives for the Board of Directors or the Chief Executive Officer in order to define their respective responsibilities. The Board of Directors holds the view that it will continue to be more effective by assuming its duties directly, subject to those duties that have been delegated to the Audit and Corporate Governance Committees.

         The Chairman of the Board is a member of Management of the Corporation. However, to promote the Board's independence vis-a-vis Management, outside and unrelated directors have a direct and unlimited access to other management members and other managers as well as to the auditors of the Corporation. The Board of Directors does not deem it necessary to add structures to those that already exist to ensure its independence vis-a-vis Management.

COMMUNICATIONS WITH SHAREHOLDERS

         The Corporation communicates regularly with its shareholders and the investment community by means of its quarterly financial statements and its annual report as well as press releases issued as required. The Vice President and Chief Financial Officer of the Corporation is responsible for investor relations and must consequently answer shareholders' questions. At annual meetings, shareholders may also ask all relevant questions directly to the Corporation's Management.

THE BOARD'S EXPECTATIONS OF MANAGEMENT

         The Board expects Management of the Corporation to meet the following basic objectives: (i) to report in a comprehensive, accurate and timely fashion on the business and affairs of the Corporation generally, and on any specific matters that might have material consequences for the Corporation and its shareholders; (ii) to take timely action and make all appropriate decisions required by the Corporation's activities in accordance with all applicable legal requirements or obligations and in compliance with the Corporation's policies;
(iii) to apply and closely monitor the financial situation of the Corporation with regard to the annual budget approved by the Board of Directors; (iv) to review on an ongoing basis the Corporation's strategies and their implementation taking into account changes in the Corporation's development; and, finally, (v) to implement appropriate policies and procedures to ensure a high level of conduct and integrity of the Corporation's Management and employees.

EVALUATION OF NEW DIRECTORS

         The Board of Directors ensures that every new director possesses the capacities, expertise, availability and knowledge required to fill this position adequately. The Corporation also offers an orientation and training program to new Board members.


12.      INSURANCE OF DIRECTORS AND OFFICERS

         The Corporation purchases liability insurance for the benefit of its directors and officers, which covers them against certain liabilities contracted by them in such capacity. In 2000, this insurance provided a maximum coverage of $10,000,000 per event and policy year. This coverage was increased to $20,000,000 as of the listing in May 2000 of the Corporation's shares with the Nasdaq National Market. For the financial year ended December 31, 2000, the premium paid by the Corporation was $23,583. When the Corporation is authorized or required to indemnify insureds, a deductible of $10,000 applies.


13.      APPOINTMENT OF AUDITORS

         Management of the Corporation proposes that PricewaterhouseCoopers LLP, Chartered Accountants, be appointed as auditors of the Corporation and that the directors of the Corporation be authorized to fix their compensation. PricewaterhouseCoopers have acted as auditors of the Corporation since the financial year of the Corporation ended December 31, 1993.

         UNLESS INSTRUCTED TO ABSTAIN FROM VOTING WITH REGARD TO THE APPOINTMENT OF AUDITORS, THE PERSONS WHOSE NAMES APPEAR ON THE ENCLOSED FORM OF PROXY WILL VOTE IN FAVOUR OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS.

14.      MODIFICATION TO THE STOCK OPTION PLAN

         During the annual and special meeting of the Corporation, the shareholders will be asked to consider and, if thought appropriate, to approve Resolution 2001-I, as set out in Schedule A to this Management Proxy Circular, modifying the Stock Option Plan by increasing the maximum number of Subordinate Voting Shares that are issuable under the Plan to 3,007,537, thus representing 10% of the Corporation's total shares issued and outstanding as at January 31, 2001.

         Resolution 2001-I has been pre-cleared by The Toronto Stock Exchange and must also be approved by the majority of the votes cast at the meeting by all the shareholders of the Corporation present or represented by proxy.

         UNLESS INSTRUCTED OTHERWISE, THE PERSONS WHOSE NAMES APPEAR ON THE ENCLOSED FORM OF PROXY WILL VOTE IN FAVOUR OF RESOLUTION 2001-I.


15.      ADDITIONAL INFORMATION

         The Corporation will provide the following documents to any person or company upon request to the Secretary of the Corporation, at its head office at 1405 boulevard du Parc-Technologique, Quebec, Quebec, G1P 4P5:

(i) one copy of the comparative financial statements of the Corporation for its most recent financial year together with the report of the auditors thereon, both contained in the Corporation's 2000 Annual Report, and one copy of any interim financial statements of the Corporation published subsequent to the financial statements for its most recent financial year; and

(ii)     one copy of this Management Proxy Circular.

         In addition, the Annual Information Form will be available from the date of its filing with the securities commissions or similar authorities in Canada as well as any other document incorporated by reference in such Annual Information Form. The Corporation may require the payment of reasonable expenses if a request is received from a person who is not a holder of securities of the Corporation, unless the Corporation makes a distribution of its securities pursuant to a short form prospectus, in which case such documents will be provided free of charge.


16.      DIRECTORS' APPROVAL

         The contents and the sending of this Management Proxy Circular have been approved by the Board of Directors of the Corporation as of April 2, 2001.

Dated at Quebec, April 5, 2001


Claude Vadboncoeur
Vice President, Legal Affairs and Corporate Secretary

                                   SCHEDULE A
                               RESOLUTION 2001-I*


RESOLVED AS RESOLUTION 2001-I:

         THAT, subject to the applicable regulatory requirements, the Corporation be hereby authorized to modify its Stock Option Plan (the "Plan") by increasing the maximum number of Subordinate Voting Shares that are issuable under the Plan to 3,007,537, thus representing 10% of the Corporation's total shares issued and outstanding as at January 31, 2001;

         THAT Messrs. Eric Dupont and/or Claude Vadboncoeur be and they are hereby authorized to do any such acts or things as may be necessary or desirable to give effect to this Resolution and, if deemed appropriate in the best interest of the Corporation, to cancel this Resolution before effect is given hereto.







* The French version of this Schedule shall prevail.

                            AETERNA LABORATORIES INC.

                       MANAGEMENT PROXY OF THE CORPORATION
               FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS


          THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE CORPORATION

         The undersigned shareholder of AETERNA LABORATORIES INC. hereby appoints Mr. Eric Dupont of Saint-Nicolas, Quebec or, failing him, Mr. Claude Vadboncoeur of Sainte-Foy, Quebec or, in their place,

________________________________ of ____________________________________________
             (Name)                                  (Address)

as the proxy of the undersigned to attend, act and vote for and on behalf of the undersigned at THE ANNUAL AND SPECIAL MEETING OF THE SHAREHOLDERS OF THE CORPORATION TO BE HELD AT THE RITZ-CARLTON HOTEL, 1228 SHERBROOKE STREET WEST, MONTREAL, PROVINCE OF QUEBEC, CANADA, ON WEDNESDAY, MAY 23, 2001, AT 11:00 A.M. (MONTREAL TIME) AND AT ANY ADJOURNMENT THEREOF.

         THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED PURSUANT TO THE INSTRUCTIONS GIVEN BELOW. ALL OF THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED OR WILL BE THE SUBJECT OF AN ABSTENTION, AS SPECIFIED BY THE SHAREHOLDER. HOWEVER, IF NO INSTRUCTIONS ARE GIVEN, THIS PROXY WILL BE VOTED FOR THE PROPOSALS SET OUT HEREIN.

                                                                (MARK WITH AN X)

      To elect Marcel Aubut, Stormy Byorum, Eric Dupont, Jean-Claude Gonneau,       FOR           / /
      Pierre Lassonde, Pierre Laurin and Pierre MacDonald, whose cities of residence are indicated in the management proxy circular accompanying this
      proxy, as directors of the Corporation.                                       ABSTENTION    / /


      To appoint PricewaterhouseCoopers LLP as auditors and to authorize the        FOR           / /
      directors to fix their compensation.
                                                                                    ABSTENTION    / /


      To approve the adoption of  Resolution  2001-I  modifying the Stock           FOR           / /
      Option Plan  increasing the maximum  number of  Subordinate  Voting
      Shares issuable under the Plan.                                               AGAINST       / /

         DISCRETIONARY AUTHORITY IS HEREBY CONFERRED with respect to any amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the Meeting. The Corporation's management is not aware of any such amendments, variations or other matters to be presented at the Meeting.


                                                      DATED this          day of                 2001

* A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON
TO ATTEND AND ACT FOR AND ON BEHALF OF HIM AT THE
MEETING OTHER THAN THE PERSON DESIGNATED ABOVE AND
MAY DO SO BY INSERTING SUCH OTHER PERSON'S NAME IN
THE BLANK SPACE PROVIDED.
                                                      ------------------------------------------------
                                                      SIGNATURE OF SHAREHOLDER

                                                      / /                                          / /


                                                      / /                                          / /


THIS PROXY MUST BE EXECUTED BY THE SHAREHOLDER OR HIS ATTORNEY AUTHORIZED IN WRITING OR, IF THE SHAREHOLDER IS A CORPORATION, UNDER ITS CORPORATE SEAL, BY A DULY AUTHORIZED OFFICER OR ATTORNEY THEREOF. REMEMBER TO DATE AND SIGN THIS PROXY. IF THE PROXY IS NOT DATED, IT SHALL BE DEEMED TO BEAR THE DATE ON WHICH IT WAS MAILED BY MANAGEMENT.

          REFERENCE IS MADE TO THE ENCLOSED MANAGEMENT PROXY CIRCULAR.

                                                             (FRANCAIS AU VERSO)